Media Release 7 February 2022

Exhibit 99.3

James Hardie Industries Announces Third Quarter
Fiscal Year 2022 Results

Global Net Sales +22% to US$900.0 Million for the Third Quarter

Adjusted Net Income +25% to US$154.1 Million for the Third Quarter

Raises Fiscal Year 2022 Adjusted Net Income Guidance Range to US$620 Million and US$630 Million from US$605 Million and US$625 Million

Fiscal Year 2023 Adjusted Net Income Guidance Range of US$740 Million to US$820 Million

James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions, announced results for its third quarter fiscal year 2022, the three-month period ending 31 December 2021.

Third Quarter Fiscal Year 2022 Highlights, Compared to Third Quarter Fiscal Year 2021, as Applicable:

•North America Fiber Cement Segment Net Sales increased +24% to US$644.9 million and Adjusted EBIT increased +18% to US$183.3 million, with an Adjusted EBIT margin of 28.4%
•Europe Building Products Segment Net Sales increased +14% to €97.6 million and Adjusted EBIT increased +18% to €10.4 million, with an Adjusted EBIT margin of 10.7%
•Asia Pacific Fiber Cement Segment Net Sales increased +20% to A$196.5 million and Adjusted EBIT increased +17% to A$53.6 million, with an Adjusted EBIT margin of 27.3%
•Global Adjusted EBIT increased +22% to US$204.1 million, with an Adjusted EBIT margin of 22.7%
•Global Net Sales increased +22% on Global Volume growth of +9%, as all three regions continue to deliver on the global strategy of driving high value product mix penetration

In the third quarter, we continued to deliver growth above market and strong returns. As outlined during our investor day in May 2021, we described our three critical strategic initiatives for fiscal year 2022 through fiscal year 2024: (1) market directly to homeowners to accelerate demand creation, (2) penetrate and drive profitable growth in existing and new segments, especially in Repair & Remodel, and (3) commercialize global innovations by expanding into new categories. Further, we discussed our focus on driving a high value product mix in all three regions.

James Hardie Interim CEO, Harold Wiens said, “I am pleased to report the James Hardie team has continued to execute well on our stated global strategy. This is reflected in strong Price/Mix growth in all three regions, including North America Price/Mix growth of +12%, Europe Price/Mix growth of +13% and Asia Pacific Price/Mix growth of +11%. The team’s success in delivering high value products, which underpins Price/Mix, is the result of (1) enabling our customers to make more money by selling more James Hardie products and, (2) marketing directly to the homeowners to create demand of our high value products through our customers.”

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Mr Wiens continued, “The team and I are also pleased to have recently announced the release of the HardieTM Architectural Collection. This collection is being debuted at the International Builders Show in Orlando this week and comprises an innovative portfolio of new products that lets the world reimagine what’s possible for home exteriors.”

Commenting on the third quarter results, Mr. Wiens stated, “The team’s execution on delivering our high value product mix strategy resulted in Global Net Sales increasing +22% to US$900.0 million with Global volume growth of +9%.” Mr. Wiens continued, “Global Adjusted EBIT increased +22% to US$204.1 million. The focus on a high value product mix combined with the execution of LEAN, has enabled us to absorb high input cost pressures and invest significantly in marketing, innovation and talent”.

Mr. Wiens concluded, “I believe our strategy, along with a world class leadership team and 5,000 committed and hard-working employees, will drive James Hardie to meet our mission of being a high-performance global company that delivers organic growth above market with strong returns.”

Third Quarter Fiscal Year 2022 Results Compared to Third Quarter Fiscal Year 2021 Results

Global: Global Net Sales increased +22% to US$900.0 million, while Global Adjusted EBIT increased +22% to US$204.1 million. Global Adjusted Net Income increased +25% to US$154.1 million, compared to US$123.3 million. Global Adjusted EBIT margin of 22.7% was achieved through continued operational improvements and the delivery of a high value product mix, offset by high inflation and our ongoing reinvestment in growth initiatives.

North America Fiber Cement Segment: Net Sales increased +24% to US$644.9 million, driven by the continued execution of our high value product mix strategy that delivered Price/Mix growth of +12%, with strong volume growth of +12% in the quarter. In addition to high value product mix, LEAN manufacturing initiatives continued to generate improved performance across the Company’s North American manufacturing network, helping to deliver +18% Adjusted EBIT growth to US$183.3 million. Strong Adjusted EBIT margin of 28.4% was achieved through the delivery of a high value product mix offset by the impact of high inflation and our ongoing reinvestment in growth initiatives.

North America President, Sean Gadd remarked, “Our North America business delivered an outstanding quarter for Net Sales and EBIT, led by the team’s execution of the high value product mix strategy. With our commercial team partnering closely with our customers, our focus on creating demand by marketing directly to the homeowner, and the additional capacity provided by our on-time ramp up of our Prattville facility, we are well positioned to sustain growth above market and strong returns. I am particularly pleased with the momentum in Price/Mix throughout Fiscal Year 2022, which demonstrates the success of our strategy. I believe our North America business is well positioned for continued growth.”

Europe Building Products Segment: Net sales increased +14% to €97.6 million, as we partnered with our customers to drive a high value product mix, which resulted in Price/Mix growth of +13%. Fiber cement Net Sales grew +22% and Fiber Gypsum Net Sales grew +13%. Adjusted EBIT increased +18% to €10.4 million, with an Adjusted EBIT margin of 10.7%. The Adjusted EBIT margin was reduced by 440 basis points due to the impact of €4.3 million hyperinflation on key energy prices.

Chief Financial Officer, Jason Miele remarked, “The European team’s execution on our high value product mix strategy is resulting in strong Price/Mix that is transforming the business. Momentum in margin expansion this quarter was significantly impacted by hyperinflation, however the European team has

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adjusted to these market dynamics and are on-track to return EBIT Margin to the mid-teens in the fourth quarter.”

Asia Pacific Fiber Cement Segment: Net sales increased +20% to A$196.5 million. Adjusted EBIT increased +17% to A$53.6 million, at an Adjusted EBIT margin of 27.3%. Strong Adjusted EBIT margin of 27.3% was achieved through the delivery of high value product mix offset by the impact of high inflation and our ongoing reinvestment in growth initiatives.

Mr. Wiens remarked, “The APAC team has delivered a strong set of results. The team’s focus on the high value products strategy and partnering closely with our customers allowed the business to deliver 11% Price/Mix.”

Capital Resources

Strong operating cash flow generation of US$553.3 million in the first nine months was driven by continuous improvement in our LEAN manufacturing performance, strong profitable organic sales growth and the integration of our supply chain with our customers. Working capital decreased by US$19.9 million during the first nine months of fiscal year 2022. We have achieved global LEAN savings of US$185.8 million since the inception of LEAN, including US$131.0 million LEAN savings in North America.

James Hardie CFO, Jason Miele, stated, “We continued to deliver strong cash flow generation in the first nine months, with operating cash flow of US$553.3 million.”

Commenting on Global capacity additions, Executive Vice President Global Operations, Ryan Kilcullen stated, “We are on the path to delivering a transformational global capacity expansion program. This capacity expansion program reflects our confidence in our ability to drive growth for our high value products by continuing to penetrate new and existing markets through innovation and marketing directly to the homeowners.”

Sustainability

At James Hardie, we are all committed to Building Sustainable Communities. This commitment is to 1) the smallest of communities - the individual household, 2) the James Hardie community, 3) the local communities in which we live and operate and 4) the largest of all communities, the global ecosystem. To build sustainable communities, we aim to transform the way the world builds with products that are, safer, higher performing, more beautiful and more sustainable. Commenting on sustainability, Mr. Wiens stated “Sustainability and ESG are a part of our strategy, it is not a separate and distinct initiative, but rather it is woven into how we operate and core to our strategy.”

For more on our commitment to Sustainability including our goals, see our FY21 Sustainability Report at https://ir.jameshardie.com.au/esg/sustainability

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Outlook and Earnings Guidance
Based on the continued, strong execution of the global strategy across all three regions and the expectation for continued residential and market growth in the USA, the Company is raising its guidance for fiscal year 2022, ending 31 March 2022. Management raises fiscal year 2022 Adjusted Net Income guidance range to US$620 million and US$630 million. The comparable prior year Adjusted Net Income for fiscal year 2021 was US$458.0 million.

Management is pleased to announce fiscal year 2023 Adjusted Net Income guidance range of US$740 million and US$820 million.

James Hardie’s guidance is based on current estimates and assumptions and is subject to several known and unknown uncertainties and risks, including those related to the COVID-19 pandemic. James Hardie continues to assess the impacts and the uncertainties of the COVID-19 pandemic on the geographic locations in which it operates, and the continuing impact of the pandemic on the Company’s business and future financial performance remains uncertain.

Key Financial Information

	Q3 FY22	Q3 FY21	Change	9 Month FY22	9 Months FY21	Change

Group (US$ millions)
Net Sales	900.0	738.6	22%	2,646.5	2,101.7	26%
Adjusted EBIT	204.1	167.9	22%	590.3	455.9	29%
Adjusted EBIT Margin	22.7%	22.7%	Flat	22.3%	21.7%	0.6 pts
Adjusted Net Income	154.1	123.3	25%	443.2	333.1	33%
Operating Cash Flow				553.3	678.4	-18%

North America Fiber Cement (US$ millions)
Net Sales	644.9	518.1	24%	1,857.3	1,484.9	25%
Adjusted EBIT	183.3	155.6	18%	535.1	435.1	23%
Adjusted EBIT Margin	28.4%	30.0%	-1.6 pts	28.8%	29.3%	-0.5 pts

Asia Pacific Fiber Cement (A$ millions)
Net Sales	196.5	163.3	20%	577.2	472.6	22%
Adjusted EBIT	53.6	45.9	17%	164.6	133.6	23%
Adjusted EBIT Margin	27.3%	28.1%	-0.8 pts	28.5%	28.4%	0.1 pts

Europe Building Products (€ millions)
Net Sales	97.6	85.3	14%	305.5	246.0	24%
Adjusted EBIT	10.4	8.8	18%	38.1	20.2	89%
Adjusted EBIT Margin	10.7%	10.2%	0.5 pts	12.5%	8.4%	4.1 pts

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Further Information

Readers are referred to the Company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the three and nine months ended 31 December 2021 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

Management Briefing for Analysts, Investors and Media
James Hardie will conduct a teleconference and audio webcast for analysts, investors, and media on Monday 7 February 2022, 8:45am Sydney, Australia time (Sunday 6 February 2022, 4:45pm New York City, USA time). Analysts, investors, and media can access the management briefing via the following:

.	All participants wishing to join the teleconference will need to pre-register by navigating to: https://s1.c-conf.com/diamondpass/10018895-ch97ks.html

Once registered, you will receive a calendar invite with dial-in numbers and a unique PIN which will be required to join the call.

Webcast Replay: Will be available two hours after the Live Webcast concludes at https://ir.jameshardie.com.au

Use of Non-GAAP Financial Information; Australian Equivalent Terminology

This Media Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted net income and Adjusted EBIT. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. The Company is unable to forecast the comparable US GAAP financial measure for future periods due to, amongst other factors, uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods. For additional information regarding the non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the three and nine months ended 31 December 2021.

In addition, this Media Release includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies, such as EBIT and EBIT margin. Since the Company prepares its Condensed Consolidated Financial Statements in accordance with GAAP, the Company provides investors with definitions and a cross-reference from the non-GAAP financial measure used in this Media Release to the equivalent GAAP financial measure used in the Company's Consolidated Financial Statements. See the section titled “Non-GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the three and nine months ended 31 December 2021.

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Forward-Looking Statements

This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2021; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
This media release has been authorized by the James Hardie Board of Directors.
END
Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+61 2 9638 9205
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

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